SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1 Standard form for notification of major holdings
NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: RYANAIR HOLDINGS PLC
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify):

3. Details of person subject to the notification obligation:
Name: Massachusetts Financial Services Company	City and country of registered office (if applicable): Boston, US
4. Full name of shareholder(s) (if different from 3.): MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients
5. Date on which the threshold was crossed or reached: 26 Jul 2024
6. Date on which issuer notified: 25 Oct 2024
7. Threshold(s) that is/are crossed or reached: 4%

8. Total positions of person(s) subject to the notification obligation:
% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	4.31%	4.31%	1,128,914,013
Position of previous notification (if applicable)	3.04%	3.04%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct	Indirect	Direct	Indirect
IE00BYTBXV33 Common Stock	48,729,315 (9,745,863 Depository Receipt shares or 48,729,315 Common Stock votes on a converted basis)	4.31%

SUBTOTAL A	48,729,315	4.31%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):
  [ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

[X] Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company	4.31%		4.31%

Massachusetts Financial Services Company	4.31%		4.31%
MFS Institutional Advisors, Inc.

Massachusetts Financial Services Company	4.31%		4.31%
MFS Heritage Trust Company

Massachusetts Financial Services Company	4.31%		4.31%
MFS Institutional Advisors, Inc.
MFS Investment Management Canada Limited

Massachusetts Financial Services Company	4.31%		4.31%
MFS International Limited
MFS International Holdings Pty Ltd
MFS Investment Management Company (LUX) S.a r.l.

Massachusetts Financial Services Company	4.31%		4.31%
MFS International Limited
MFS International Holdings Pty Ltd
MFS International Singapore Pte. Ltd.

Massachusetts Financial Services Company	4.31%		4.31%
MFS International Limited
MFS International Holdings Pty Ltd
MFS Investment Management K.K.

Massachusetts Financial Services Company	4.31%		4.31%
MFS International Limited
MFS International Holdings Pty Ltd
MFS International (U.K.) Limited

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date].

12. Additional information:

Done at Boston on 25 Oct 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 October, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary